

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

<u>Via E-mail</u>
Michael R. Dunn
Executive Vice President of Finance
Global Future City Holding Inc.
301 Brea Canyon Road
Walnut, CA 91789

>   **Re: Global Future City Holding Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 8, 2015**
>   **File No. 333-204005**

Dear Mr. Dunn:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that you have submitted a no-action request that is currently pending resolution. Please revise your registration statement to provide expanded disclosure concerning your contemplated business operations related to EGD that is substantially as descriptive as the background discussion of such proposed operations in your letter requesting no-action relief. Among other things, please address with more specificity:

    *   the nature of EGD and "Rewarded" EGD;
    *   the specific services your various subsidiaries will provide;
    *   the mechanics of your loyalty program; and
    *   all the ways in which your business will utilize EGDs to the extent not already addressed in response to the prior bullets.

    Please also briefly describe the legal issues with respect to which you are seeking guidance from the staff and the status of your request. In addition, please explain how the company and its contemplated deployment of its EGD program will be impacted if the staff does not grant the requested relief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via-Email</u>
            Lawrence Horwitz, Esq.
            Horwitz + Armstrong, LLP